SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2009

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:                                        Novartis AG Announces Results for 2008

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER   •   FINANZBERICHT

Novartis increases dividend by 25% based on strong 2008 results from strategic healthcare portfolio

•                  Sustained momentum during 2008 from continuing operations

•                  Net sales rise 9% (+5% in local currencies) to USD 41.5 billion on accelerating growth in Pharmaceuticals along with important contributions from Vaccines and Diagnostics and Consumer Health

•                  Operating income advances 32% to USD 9.0 billion

•                  Net income up 25% to USD 8.2 billion, impacted by a higher 2008 tax rate and start of financing costs for 25% Alcon stake

•                  Basic EPS rises 28% to USD 3.59 from USD 2.81 in 2007

•                  Sustained R&D productivity with 14 major regulatory submissions in 2008, led by Afinitor (US/EU), QAB149 (US/EU), ACZ885 (US/EU) and Menveo (US/EU)

•                  Dividend of CHF 2.00 per share proposed for 2008, a 25% increase from 2007 and representing a payout of 53% of net income from continuing operations

•                  Record results expected again in 2009 in an increasingly challenging environment

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Key figures – Continuing operations

Full year

	2008		2007		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	41 459		38 072		9	5
Operating income(1)	8 964	21.6	6 781	17.8	32
Net income(1)	8 163	19.7	6 540	17.2	25
Basic earnings per share	USD 3.59		USD 2.81		28

Fourth quarter

	Q4 2008		Q4 2007		% change
	USD m	% of net sales	USD m	% of net sales	USD	lc
Net sales	10 077		9 931		1	8
Operating income(1)	1 680	16.7	897	9.0	87
Net income(1)	1 507	15.0	931	9.4	62
Basic earnings per share	USD 0.66		USD 0.41		61

Basel, January 28, 2009 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: “Thanks to successful innovation and a leading market position of our healthcare business portfolio, Novartis achieved a strong performance in 2008. Pharmaceuticals returned to dynamic growth and gained market share in the second half of the year, while Vaccines and Diagnostics continued its double-digit growth. Recently launched pharmaceutical products contributed USD 2.9 billion in sales in 2008 further rejuvenating our portfolio, and we submitted 14 major new products filings that underpin our innovation power. Organic growth was complemented by several acquisitions and strategic investments, the most important being the acquisition of a 25% share of Alcon. Novartis anticipates another year of record results in 2009, continuing on its path of sustainable growth.”

OVERVIEW

Full year

Pharmaceuticals led the strong performance supported by contributions from Vaccines and Diagnostics and Consumer Health. Net sales rose 9% (+5% in local currencies, or lc) to USD 41.5 billion. Higher sales volumes provided six percentage points of growth, while positive currency translation added four percentage points. Price changes had a negative effect of one point, while acquisitions had no impact. The US remained the Group’s largest country market with 31% of net sales in 2008 (34% in 2007). The European region increased its contribution to 44% of net sales (42% in 2007), while the rest of the world provided 25% (24% in 2007) of net sales.

Operating income advanced 32% to USD 9.0 billion due to the solid business expansion as well as productivity gains from Forward, the Group’s efficiency initiative that is freeing up resources for investments in innovation and expansion in high-growth markets. The 2007 results included exceptional charges of approximately USD 1.0 billion (USD 590 million for a Corporate environmental provision increase and USD 444 million of Forward restructuring charges). Excluding these two charges, operating income rose 15% in 2008.

Net income grew 25% to USD 8.2 billion in 2008, rising at a slower pace than operating income due to an unusually low tax rate in 2007 that included various one-time factors. Also affecting net income were the start of financing costs in July 2008 for the acquisition of a 25% stake in Alcon Inc. The agreement with Nestlé S.A. provides future rights to majority control of Alcon, the world leader in eye care. Excluding the exceptional charges for the environmental provision and Forward, net income rose 11%. Basic earnings per share grew 28% to USD 3.59 from USD 2.81 in 2007 on fewer outstanding shares.

Fourth quarter

Dynamic results from Pharmaceuticals and Vaccines and Diagnostics secured the Group’s excellent performance, with net sales growth of 1% (+8% lc) reflecting the severe negative impact of volatile currency markets. Higher sales volumes provided nine percentage points of growth, but negative currency translation reduced sales by seven percentage points. Price changes across the Group had a negative impact of one percentage point.

Operating income surged 87% to USD 1.7 billion on the business expansion and amid increasingly challenging economic conditions, aided by productivity gains across the Group. Excluding the USD 444 million Forward restructuring charge in the 2007 quarter, operating income rose 25% in the 2008 quarter, a pace well above net sales growth.

Net income was up 62% to USD 1.5 billion, as non-operating income contributions were reduced mainly by financing costs for the 25% Alcon acquisition. Excluding the year-ago Forward restructuring charge, net income rose 20% in the fourth quarter of 2008. Basic earnings per share (EPS) rose 61% to USD 0.66 from USD 0.41 in the year-ago period.

Investing to achieve sustainable growth

Novartis has made significant progress in recent years to focus and strengthen the Group’s healthcare businesses, stepping up investments in innovation, expanding in high-growth markets and improving operational efficiency.

These remain top priorities for the strengthened leadership team of Novartis in 2009 with targets set to deliver superior growth, achieve more productivity gains, further improve cash flow management and bolster the product portfolio.

Novartis completed a series of targeted acquisitions and strategic investments in 2008, led by the purchase in July of a 25% stake in Alcon Inc. (NYSE: ACL), the world leader in eye care, from Nestlé S.A. The USD 10.4 billion cash purchase is part of an agreement providing future rights to take majority ownership. In the optional second step, Novartis can acquire, and Nestlé can sell, the remaining 52% Alcon stake held by Nestlé between January 1, 2010, and July 31, 2011, for up to USD 28 billion. Also in 2008, Novartis acquired Speedel Holding AG of Switzerland, gaining full control over future development of the novel antihypertensive Tekturna/Rasilez. In addition, the acquisition of Protez provided access to the development project PTZ601 for severe bacterial infections. Novartis also advanced its respiratory drug delivery capabilities through the acquisition of Nektar Therapeutics’ pulmonary business, which was completed at the end of the year.

Sustained investments in innovation are providing better preventive and therapeutic options, with the Group’s medicines touching the lives of an estimated 850 million people in 2008. Novartis completed 14 major submissions in the US, Europe and Japan during 2008. Afinitor, a potential breakthrough for advanced kidney cancer, was among three Novartis submissions that the US Food and Drug Administration (FDA) accepted in 2008 for priority review. The vaccine Menveo for protection against four meningococcal meningitis serogroups was submitted in 2008 for US and EU approval and initial use from ages 11-55, with late-stage trials in infants continuing to support future submissions. Other submissions included QAB149 (US/EU), a once-daily bronchodilator for chronic obstructive pulmonary disease (COPD) and planned to become a cornerstone for future combination therapies; the antibody ACZ885 (US/EU) for initial use in targeted autoimmune diseases such as Muckle-Wells Syndrome; and a single-pill combination of the high blood pressure medicines Diovan and Tekturna/Rasilez (US).

Novartis is expanding in high-growth markets with a longer-term perspective, particularly among the leading emerging markets of Brazil, China, India, Mexico, Russia, South Korea and Turkey. The Group’s net sales from these seven markets rose 18% lc to USD 4.3 billion in 2008. Emerging markets across the world generated net sales growth of 13% lc to USD 10.0 billion, rising faster than established markets to represent 24% of net sales in 2008 compared to 22% in 2007.

Operational efficiency initiatives have made rapid progress to improve speed, flexibility and productivity while freeing up resources. Forward, a Group-wide project launched in December 2007, provided annual cost savings of approximately USD 1.1 billion in 2008, exceeding the target of USD 670 million, that included procurement savings ahead of plan. Further significant cost savings are expected in 2009, and the 2010 cost-savings target of USD 1.6 billion (compared to 2007) will likely be exceeded.

Ahead of the anticipated loss of patent protection for Diovan starting in 2011 in Europe, and in 2012 in the US, Novartis is investing in three focused areas to help drive growth through this period for the Group as well as the Pharmaceuticals Division. Goals of these investments: (1) Accelerate the Oncology pipeline, including faster expansion into new indications; (2) accelerate growth in targeted emerging markets by building up commercial organizations; and (3) accelerate and broaden indications for 13 major pipeline projects in General Medicines.

These targeted actions build on expectations for ongoing dynamic growth from recently launched products, which contributed USD 2.9 billion of net sales in 2008, as well as current expectations for the approvals and fast uptake for a number of projects now in late-stage development.

25% increase in dividend proposal for 2008

The Board of Directors proposes a dividend payment of CHF 2.00 per share for 2008, a 25% increase from the dividend of CHF 1.60 per share in 2007. Shareholders will vote on this proposal at the next Annual General Meeting on February 24, 2009. This marks the 12th consecutive increase in the dividend paid per share since the creation of Novartis in December 1996. If approved by shareholders, dividends paid out on the outstanding shares will amount to approximately USD 4.3 billion compared to USD 3.3 billion in 2007. The payout ratio for 2008 is estimated at 53% of the Group’s net income from continuing operations. Based on the year-end 2008 share price of CHF 52.70, the dividend yield rises to 3.8% from 2.6% in 2007. The payment date for the 2008 dividend is set for February 27, 2009. All issued shares are dividend bearing, with the exception of 190.5 million treasury shares.

Group outlook

(Barring any unforeseen events)

Novartis expects another year of record net sales and earnings in 2009, targeting superior growth in a challenging environment. The Group’s net sales are expected to grow at a mid-single-digit rate in 2009, while Pharmaceuticals net sales are expected to grow at a mid- to high-single-digit rate, both in local currencies.

BUSINESS REVIEW

Full year

Net sales

	2008	2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	26 331	24 025	10	5
Vaccines and Diagnostics	1 759	1 452	21	20
Sandoz	7 557	7 169	5	1
Consumer Health continuing operations	5 812	5 426	7	4
Net sales from continuing operations	41 459	38 072	9	5

Pharmaceuticals: +10% (+5% lc) to USD 26.3 billion

Accelerating momentum in Pharmaceuticals in 2008 was driven by ongoing dynamic growth in Oncology, sustained expansion of the cardiovascular portfolio and USD 2.9 billion of contributions in 2008 from recently launched products including Aclasta/Reclast, Tekturna/Rasilez, Exforge, Exjade, Lucentis, Exelon Patch, Tasigna and Xolair.

Outside North America, all regions achieved solid performances: Europe (USD 10.1 billion, +10% lc), Latin America (USD 1.7 billion, +8% lc), Japan (USD 2.6 billion, +4% lc) and rest of the world with USD 2.6 billion (+15% lc). The priority emerging markets of China, Russia, South Korea and Turkey together delivered more than 20% lc net sales growth. In the US, net sales fell 2% to USD 8.6 billion, returning to growth in the second half of 2008 and nearly offsetting the 2007 impact of generic competition and the Zelnorm suspension.

Oncology (USD 8.2 billion, +14% lc) growth was led by Gleevec/Glivec (USD 3.7 billion, +15% lc). Other products achieving annual net sales of more than USD 1 billion were Zometa (USD 1.4 billion) as well as Femara and Sandostatin (each USD 1.1 billion). Cardiovascular strategic products (USD 6.7 billion, +10% lc) advanced on gains from the new medicines Exforge (USD 406 million) and Tekturna/Rasilez (USD 144 million), which together provided over half of the franchise’s incremental growth, while the Group’s flagship product Diovan (USD 5.7 billion, +10% lc) expanded at a steady pace.

Top performers among recently launched medicines included the once-yearly osteoporosis therapy Aclasta/Reclast (USD 254 million), the age-related macular degeneration drug Lucentis (USD 886 million) and the addition of Exelon Patch, a skin patch formulation for Alzheimer’s disease that has reinvigorated the Exelon franchise (USD 815 million).

Vaccines and Diagnostics: +21% (+20% lc) to USD 1.8 billion

Deliveries of H5N1 pandemic influenza vaccines to the US government and steady growth in diagnostics led the expansion. Additional growth came from components sold for use in pediatric vaccines, all of which more than offset lower US seasonal influenza vaccine sales.

Sandoz: +5% (+1% lc) to USD 7.6 billion

Modest growth was achieved as improving performances in many markets were largely offset by a 10% decline in the US on a lack of new product launches in 2008. Central and Eastern Europe advanced 13% lc, with Russia at the forefront. Germany rose 2% lc, leading to 2.5 percentage points of market share gains to 26.4% in fast-changing industry conditions. Canada, Turkey and Brazil were among other top-performing markets.

Consumer Health continuing operations: +7% (+4% lc) to USD 5.8 billion

All businesses delivered higher sales in deteriorating market conditions, particularly CIBA

Vision thanks to new product launches. OTC grew dynamically in emerging markets, while US sales declined due to changes in consumer spending that have affected this industry. Animal Health growth came from expansion of the companion animals business.

Operating income

	2008		2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	7 579	28.8	6 086	25.3	25
Vaccines and Diagnostics	78	4.4	72	5.0	8
Sandoz	1 084	14.3	1 039	14.5	4
Consumer Health continuing operations	1 048	18.0	812	15.0	29
Corporate Income & Expense, net	–825		–1 228
Operating income from continuing operations(1)	8 964	21.6	6 781	17.8	32

(1) Operating income in 2007 includes USD 1 034 million of exceptional charges (USD 590 million for a Corporate environmental provision increase and USD 444 million for Forward restructuring charges, of which Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million).

Pharmaceuticals: +25% to USD 7.6 billion

Advancing more than twice as fast as net sales, operating income benefited from the accelerating pace of growth in the second half of 2008 and increased productivity as well as from lower exceptional charges. As a result, the operating margin in 2008 rose 3.5 percentage points to 28.8% of net sales from 25.3% in 2007. Marketing & Sales costs fell 1.2 percentage points to 30.8% of net sales as productivity initiatives involving new commercial models, particularly in the US and Europe, provided resources to support ongoing new product launches including Aclasta/Reclast, Tekturna/Rasilez, Exforge, Lucentis and Exelon Patch. R&D investments rose 0.5 percentage points to 21.7% of net sales and included investments in late-stage projects such as QAB149, FTY720, ACZ885 and in Oncology. R&D expenses in 2008 also included a one-time charge of USD 223 million for full impairment of the terminated development project Aurograb. Cost of Goods Sold fell 1.6 percentage points to 17.0% of net sales, primarily reflecting the 2007 impairment charge of USD 320 million for Famvir. Excluding the exceptional Forward restructuring charge of USD 307 million in 2007, operating income rose 19% and the operating margin rose 2.2 percentage points to 28.8%.

Vaccines and Diagnostics: +8% to USD 78 million

Higher vaccine volumes and a better product mix helped support major R&D investments in the Phase III meningitis vaccine candidates Menveo and MenB as well as initiatives to improve vaccines manufacturing quality and capacity.

Sandoz: +4% to USD 1.1 billion

Reduced income from the US overshadowed efficiency improvements and solid growth in emerging markets, as the operating margin fell 0.2 percentage points to 14.3% of net sales. Sandoz made major investments in emerging markets and in several R&D projects involving “difficult-to-make” generics such as biosimilars that provide competitive advantages. Cost of Goods Sold benefited from a more favorable product mix.

Consumer Health continuing operations: +29% to USD 1.0 billion

Robust growth in operating income outpaced net sales thanks to the business expansion, particularly in CIBA Vision, and Forward-related productivity gains. Excluding the exceptional Forward restructuring charge of USD 97 million in 2007, operating income rose 15% and the operating margin rose 1.2 percentage points to 18.0% of net sales.

Corporate Income & Expense, net

Net expenses in 2007 included charges of USD 630 million for the environmental provision increase and Corporate-related Forward restructuring charges. Excluding these two factors, the higher net expenses in 2008 came mainly from global IT infrastructure investments, negative currency effects and an increase in provisions for product liabilities.

Fourth quarter

Net sales

	Q4 2008	Q4 2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	6 430	6 152	5	10
Vaccines and Diagnostics	491	398	23	33
Sandoz	1 804	1 971	–8	0
Consumer Health continuing operations	1 352	1 410	–4	4
Net sales from continuing operations	10 077	9 931	1	8

Pharmaceuticals: +5% (+10% lc) to USD 6.4 billion

In a dynamic performance, Pharmaceuticals achieved its highest 2008 quarterly net sales growth rate in local currencies, reflecting the return to growth in the US in the second half of the year after 2007 challenges that lingered into the first half of 2008. Growth drivers in the 2008 quarter included the US (+11% lc), Europe (+12% lc) and expansion in priority emerging markets (+23% lc) as well as USD 852 million in contributions from recently launched products.

Cardiovascular strategic products (USD 1.7 billion, +14% lc) gained market share, with the new high blood pressure medicines Exforge (USD 118 million) and Tekturna/Rasilez (USD 46 million) delivering rapid growth, and Diovan (USD 1.4 billion, +7% lc) remained the world’s top-selling antihypertensive medicine.

Oncology (USD 2.0 billion, +13% lc) represented 32% of Pharmaceuticals sales with broad double-digit gains for many products, including Gleevec/Glivec (USD 890 million, +12% lc), Femara (USD 279 million, +15% lc) and Exjade (USD 145 million, +51% lc), while Zometa (USD 345 million, +4% lc) continued its turnaround to growth.

Neuroscience and Ophthalmics (USD 1.0 billion, +14% lc) benefited from dynamic growth in Lucentis (USD 228 million, +60% lc) and the Exelon franchise (USD 209 million, +33% lc) following the launch of the new Exelon Patch skin patch formulation in 2007.

Vaccines and Diagnostics: +23% (+33% lc) to USD 491 million

Combination pediatric vaccine component sales more than doubled in the fourth quarter of 2008, in part due to a one-time revenue recognition of USD 50 million following a change of contract terms with a customer. Rabies vaccines provided further growth, while seasonal flu vaccine sales were largely unchanged from the 2007 period.

Sandoz: –8% (+0% lc) to USD 1.8 billion

Many regions showed solid growth, led by a 25% lc increase in Russia and further gains in Central and Eastern Europe, with Canada, Australia and Germany also delivering better performances. However, sales in the US fell 12% amid continued launch delays in 2008. The US was also affected by lost sales and costs for voluntary product recalls as part of an FDA review of a US manufacturing site.

Consumer Health continuing operations: –4% (+4% lc) to USD 1.4 billion

Overall performance in local currencies was positive despite deteriorating market conditions, with CIBA Vision achieving strong momentum from new product launches. OTC sales rose in local currencies on higher demand for “cough and cold” products.

Operating income

	Q4 2008		Q4 2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	1 562	24.3	925	15.0	69
Vaccines and Diagnostics	26	5.3	–107
Sandoz	200	11.1	250	12.7	–20
Consumer Health continuing operations	190	14.1	85	6.0	124
Corporate Income & Expense, net	–298		–256
Operating income from continuing operations(1)	1 680	16.7	897	9.0	87

(1) Operating income in 2007 includes a USD 444 million exceptional restructuring charge for Forward (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million)

Pharmaceuticals: +69% to USD 1.6 billion

Among factors contributing to the sharp rise in operating income were the markedly improved business performance and benefits from increased productivity as well as significantly lower exceptional charges. The operating margin rose 9.3 percentage points to 24.3% of net sales. Cost of Goods Sold improved 2.1 percentage points, while other revenues rose on increased product royalties. Marketing & Sales costs fell 0.5 percentage points to 33.3% of net sales despite major investments in Europe, Japan, emerging markets and Oncology. Research & Development investments rose at a slower pace than net sales in the quarter, falling 0.4 percentage points to 23.0% of net sales compared to the 2007 period, which included partial impairments of various In-Process R&D assets. Other Income & Expenses, net, fell to 2.1% of net sales from 8.0% in the 2007 quarter, which included a Forward restructuring charge of USD 307 million.

Vaccines and Diagnostics: USD 26 million

The swing to profitability in 2008 from a loss in the 2007 quarter was bolstered by pediatric combination vaccine sales that included one-time revenue recognition of USD 50 million due to a change in contract terms with a customer. Adjusted operating income (excluding exceptional items and the amortization of intangible assets) rose to USD 55 million from a loss of USD 14 million in the 2007 quarter.

Sandoz: –20% to USD 200 million

Productivity gains and sustained growth in many regions were more than offset by lower contributions from the US, which included one-time charges of USD 34 million for product recalls and related costs as part of an FDA review of a US production site. As a result, the operating margin fell to 11.1% of net sales. However, adjusted operating income excluding exceptional items and the amortization of intangible assets in both periods fell only 9%.

Consumer Health continuing operations: +124% to USD 190 million

Excluding USD 97 million of Forward restructuring charges in 2007, operating income rose 4% mainly on strong underlying growth in CIBA Vision and productivity gains across the businesses, but was impacted by negative currency movements. The operating margin rose 1.2 percentage points to 14.1% of net sales when excluding the 2007 Forward charge.

Corporate Income & Expense, net

Net corporate expenses were higher on factors including the negative impact of exchange rate movements and an increase in product liability provisions. The 2007 quarter also included USD 40 million of Forward restructuring charges.

FINANCIAL REVIEW

Full year and fourth quarter

	2008	2007	Change	Q4 2008	Q4 2007	Change
	USD m	USD m	%	USD m	USD m	%
Operating income from continuing operations(1)	8 964	6 781	32	1 680	897	87
Income from associated companies	441	412	7	97	104	–7
Financial income	384	531	–28	58	245	–76
Interest expense	–290	–237	22	–76	–61	25
Taxes	–1 336	–947	41	–252	–254	–1
Net income from continuing operations(1)	8 163	6 540	25	1 507	931	62
Net income from discontinued operations	70	5 428		42	–18
Total net income(1)	8 233	11 968	–31	1 549	913	70

(1) Operating and net income in 2007 include exceptional charges of USD 1 034 million (USD 788 million after tax) for Corporate environmental provision increase (Q3: USD 590 million) and Forward restructuring charges (Q4: USD 444 million). Q4 2007 results only include Forward restructuring charges (USD 325 million after tax).

Income from associated companies

Higher contributions from Roche led to the slight increase in income to USD 441 million in 2008 compared to USD 412 million in 2007. The 25% Alcon stake resulted in a net loss for 2008 of USD 11 million, as the anticipated net income contribution of USD 255 million since the acquisition in July was more than offset by a charge of USD 266 million for the amortization of intangible and other assets. In the fourth quarter, income from associated companies fell to USD 97 million on a slightly negative contribution from Alcon.

Financial income, net

Financing costs to purchase the 25% Alcon stake in July 2008 led to sharply lower average net liquidity, resulting in a decline in net financial income to USD 94 million in 2008 from USD 294 million in 2007. In the fourth quarter, also due to Alcon financing, interest expenses exceeded financial income by USD 18 million, with the 2007 quarter providing net financial income of USD 184 million.

Taxes

The tax rate for continuing operations (taxes as a percentage of pre-tax income) rose to 14.1% in 2008 from the unusually low level of 12.6% in 2007. In the fourth quarter, the tax rate for continuing operations fell to 14.3%, largely in line with the full-year tax rate, from an unusually high 21.4% in the 2007 quarter.

Net income from continuing operations

Net income from continuing operations rose 25% to USD 8.2 billion. Excluding the after-tax impact of USD 788 million for the two exceptional charges taken in 2007, net income rose 11%.

Basic earnings per share from continuing operations

Basic earnings per share (EPS) from continuing operations rose 28% to USD 3.59 in 2008 from USD 2.81 in 2007, at a faster pace than net income due to fewer outstanding shares. In the fourth quarter, basic EPS rose 61% to USD 0.66 from USD 0.41 in the year-ago quarter, largely in line with the advance in net income.

Net income from discontinued operations

The 2007 results include net proceeds of USD 5.4 billion from the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007) along with the contributions of these businesses before their divestments. Results for 2008 include modest income from various adjustments to accruals related to these divestments.

Balance sheet

Total assets rose to USD 78.3 billion at December 31, 2008, from USD 75.5 billion at the end of 2007. Non-current assets were USD 57.4 billion at the end of 2008, an increase of USD 9.4 billion mainly from the acquisition of the 25% Alcon stake. At the same time, costs for Alcon and other acquisitions during 2008 led to a reduction of USD 7.1 billion in cash and marketable securities.

The Group’s equity improved by USD 1.0 billion to USD 50.4 billion at the end of 2008 compared to USD 49.4 billion at the end of 2007. Recognized income and expense totaled USD 4.3 billion in 2008, as net income of USD 8.2 billion more than offset USD 2.1 billion in actuarial losses on pension plans, USD 1.1 billion in currency translation losses and USD 0.7 billion of negative fair value adjustments on financial instruments and other factors (including USD 0.3 billion of hedging costs deferred due to probable debt financing in 2009). A total of USD 0.4 billion in treasury shares were repurchased in 2008, of which USD 0.3 billion were on the second trading line for Novartis shares before the program was suspended in April following the announcement of the Alcon transaction. The dividend payment made in 2008 amounted to USD 3.3 billion, a 29% increase from the 2007 level in US dollars.

The year-end debt/equity ratio increased to 0.15:1 in 2008 from 0.12:1 in 2007 following the launch of significant financing programs in 2008. Two Swiss franc bond issues totaling CHF 1.5 billion were successfully completed during the second quarter of 2008, while the Commercial Paper programs provided USD 0.6 billion in additional financing. At the end of 2008, financial debt of USD 7.4 billion consisted of USD 5.2 billion in current and USD 2.2 billion in non-current liabilities to banks and financial institutions.

Credit agencies reduced their ratings for Novartis in April 2008, citing expected financing requirements for Alcon while supporting the transaction’s strategic intentions. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s had a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch had a long-term rating of AA and a short-term rating of F1+. These agencies maintained a “stable” outlook.

Cash flow

Cash flow from continuing operating activities rose 6% to USD 9.8 billion. The additional cash flow generated by the solid business expansion was partially offset by higher tax and Forward restructuring payments.

Cash outflows used for investing activities rose 66% to USD 10.4 billion in 2008, mainly on the acquisitions involving Alcon, Speedel, Protez and the Nektar pulmonary business totaling USD 11.5 billion as well as USD 2.1 billion of investments in property, plant & equipment. These outflows were partially offset by USD 3.3 billion in net proceeds from the sale of marketable securities. Cash outflows used for financing activities were USD 2.6 billion as the dividend payment made in 2008 of USD 3.3 billion and USD 0.5 billion related to treasury share transactions were partially offset by cash inflows of USD 1.3 billion related to net additions to financial debt.

Overall liquidity fell to USD 6.1 billion at the end of 2008 from USD 13.2 billion at the end of 2007. Taking into account additional debt raised in 2008, net liquidity at the end of 2007 of USD 7.4 billion swung to net debt of USD 1.2 billion at the end of 2008.

PHARMACEUTICALS PRODUCT REVIEW

Notes: Net sales growth data refer to 2008 worldwide performance in local currencies. Growth rates are not provided for some recently launched products since they are not meaningful.

Diovan (USD 5.7 billion, +10% lc), the world’s top-selling branded medicine for high blood pressure, grew steadily in all key markets worldwide, with areas outside the US now accounting for about 58% of net sales and delivering 10% lc growth. US sales also rose 10% as Diovan strengthened its 40% leading share of the angiotensin receptor blockers (ARBs) segment despite an overall slowdown in the antihypertensive market, including ARBs. Diovan has benefited from its status as the only medicine in the ARB class approved to treat high blood pressure, high-risk heart attack survivors and heart failure.

Gleevec/Glivec (USD 3.7 billion, +15% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), sustained solid double-digit growth in 2008 based on strong clinical data and its status as the leading therapy for these and other life-threatening forms of cancer. In December 2008, Gleevec became the first FDA-approved treatment for use after GIST surgery (adjuvant setting). Similar submissions were made in the EU, Switzerland and other countries, with additional launches for this indication expected in 2009. Data from the landmark IRIS study at the American Society of Hematology meeting showed nearly 90% of CML patients in the study were still alive seven years after diagnosis when treated with Gleevec, demonstrating the longest overall survival observed to date in this disease area.

Zometa (USD 1.4 billion, +3% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, returned to growth thanks to improved compliance for existing indications and new data showing significant anticancer benefits of this therapy. A study in premenopausal women with hormone-sensitive, early-stage breast cancer showed the addition of Zometa to hormone therapy after surgery significantly reduced the risk of recurrence or death beyond benefits achieved with hormone therapy alone. Other new data in 2008 showed the addition of Zometa to standard chemotherapy before breast cancer surgery reduced the size of breast tumors more effectively than chemotherapy alone in women with early-stage disease. More studies are underway to review potential anticancer benefits of Zometa.

Femara (USD 1.1 billion, +17% lc), an oral therapy for women with hormone-sensitive breast cancer, continued with strong growth. New data from the BIG 1-98 trial suggested a reduced risk of death for patients taking Femara instead of tamoxifen in initial adjuvant treatment. Although the results did not meet statistical significance, these were the first data to suggest this survival benefit for an aromatase inhibitor versus tamoxifen in the monotherapy setting immediately following surgery. The entry of generic competition in some markets, including some European countries, had a modest negative impact on global growth.

Sandostatin (USD 1.1 billion, +6% lc), for acromegaly and symptoms associated with carcinoid syndrome, benefited from growth of Sandostatin LAR, the once-monthly version that accounts for 85% of net sales, particularly in key regions such as Latin America and in emerging markets. New competition in the US in this segment had a minimal impact on Sandostatin LAR sales in 2008.

Lucentis (USD 886 million, +122% lc), a biotechnology eye therapy now approved in more than 70 countries, has delivered dynamic growth since its first European launch in early 2007. Lucentis is the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. It has been judged as cost-effective by various government health agencies, including the UK National Institute for Health and Clinical Excellence (NICE) in 2008. Genentech holds the US rights.

Exelon/Exelon Patch (USD 815 million, +24% lc), a therapy for mild to moderate forms of Alzheimer’s disease dementia and also dementia linked with Parkinson’s disease, has experienced renewed growth following the introduction of the once-daily Exelon Patch formulation in late 2007 that quickly gained broad acceptance by patients and caregivers.

Exjade (USD 531 million, +45% lc), the first and only once-daily oral therapy for transfusional iron overload, a potentially fatal condition linked to certain blood disorders, had dynamic growth in 2008 and is now available in more than 90 countries.

Exforge (USD 406 million), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) with the calcium channel blocker amlodipine, has set new standards since its launch in late 2007 for the introduction of a high blood pressure combination therapy. The US approved Exforge in July 2008 as a first-line therapy, providing a new growth opportunity.

Lotrel (USD 386 million, –48% lc, only in the US), a single-pill combination therapy for high blood pressure, fell sharply after an “at risk” launch in mid-2007 by a generic competitor despite a US patent valid until 2017. Sales in 2008 came from higher-dose formulations that still have market exclusivity.

Trileptal (USD 332 million, –53% lc), for epilepsy seizures, has been negatively impacted by generic competition for tablet formulations in key markets, including the US, following the end of patent protection in late 2007.

Aclasta/Reclast (USD 254 million), the first once-yearly infusion therapy for various forms of osteoporosis, has now been used in more than 350,000 patients and has experienced consistent growth since its launch to treat postmenopausal osteoporosis in late 2007. New indications approved in 2008 have broadened the use of Aclasta in Europe and the US (known as Reclast) to include treatment of osteoporosis in men. Aclasta has been shown to reduce the risk of new fractures in patients who have recently suffered a low-trauma hip fracture, and in the same patient group to reduce all-cause mortality by 28% vs. placebo.

Xolair (USD 211 million, +42% lc, only Novartis sales), a biotechnology therapy for moderate to severe allergic asthma that targets a root cause of this disease, is now available in over 50 countries worldwide. Xolair Liquid, a new formulation that will ease administration, received a positive EU opinion in November 2008 supporting approval. In December 2008, Xolair was submitted for use in children from six to less than 12 years of age in the EU and by Genentech in the US. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech’s Xolair US sales were USD 517 million in 2008.

Tekturna/Rasilez (USD 144 million), the first new type of high blood pressure medicine in more than a decade, showed consistent growth in the US and Europe in a competitive market environment in 2008. Positive data from the ALOFT (heart failure) and AVOID (kidney disease) clinical studies, which are part of the ASPIRE HIGHER cardio-renal outcomes program, were added to European product information. Rasilez HCT, a single-pill combination with a diuretic, received EU approval in January 2009, while a decision in Switzerland is expected in 2009. This medicine is already approved in the US as Tekturna HCT. A single-pill combination with Diovan was also submitted for approval in the US.

Tasigna (USD 89 million) has gained quickly as a new therapy in the second-line setting for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec. Tasigna shows potential to become a leading treatment for certain newly diagnosed CML patients based on new data at the American Society of Hematology meeting in December. A Phase III trial comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients has completed recruitment.

R&D UPDATE

Pharmaceuticals

Extavia (interferon beta-1b) was launched in Germany and Denmark in January 2009 to start the European rollout of this medicine for patients with certain forms of multiple sclerosis (MS). Extavia is the same medicine as Betaferon®/Betaseron®, which is marketed by Bayer Schering and was the first beta interferon treatment for MS. Novartis gained rights to its own branded version in agreements with Bayer Schering reached after Novartis fully acquired Chiron. Novartis plans to launch Extavia in the US in 2009.

Afinitor (everolimus, RAD001), an oral inhibitor of the mTOR pathway, is currently expected to receive a regulatory decision for patients with advanced kidney cancer from the FDA in the first quarter of 2009 after the action date was extended by three months in late 2008 (no request for additional studies). Regulatory submissions have also been made in the EU and Switzerland, and other filings are planned. Afinitor is also being studied in multiple cancer types including neuroendocrine tumors, lymphoma, hepatocarcinoma as well as gastric, non-small cell lung and breast cancer. Data from two early clinical studies presented at the CTRC-San Antonio Breast Cancer Symposium showed the potential of Afinitor to reverse resistance to Herceptin® in women with metastatic breast cancer.

QAB149 (indacaterol) was submitted for US and EU approvals in December 2008 as a 24-hour bronchodilator for chronic obstructive pulmonary disease (COPD), an incurable condition in which the lungs have been damaged, usually from smoking. Initial data from the Phase III program with over 4,200 patients in 30 countries suggest a good efficacy/safety profile. QAB149 is planned to form the cornerstone for potential combinations such as QMF149 (indacaterol with the corticosteroid mometasone) in COPD and asthma and QVA149 (indacaterol with the anti-muscarinic NVA237) in COPD.

ACZ885 (canakinumab) is a new treatment for a group of rare, but potentially life-threatening, auto-inflammatory diseases called Cryopyrin-Associated Periodic Syndromes (CAPS), which includes Muckle-Wells Syndrome. The first submissions were previously planned for 2009, but were accelerated to December 2008 after data from two clinical studies showed adults and children achieved rapid and long-lasting clinical remission of symptoms of these diseases. Orphan drug status has already been granted to ACZ885 in the EU, Switzerland and US for treating CAPS, and in the US and EU for Systemic Juvenile Idiopathic Arthritis (SJIA), the most severe form of arthritis in children. Studies are underway in other potential therapeutic areas.

FTY720 (fingolimod), a novel oral development therapy for multiple sclerosis, showed superior efficacy compared to interferon beta-1a (Avonex®) in preliminary data from the

Phase III TRANSFORMS study made public in December. FTY720 met its primary endpoint in the trial, and the initial analysis suggested a safety profile in line with previous experience. Further results from TRANSFORMS are planned to be presented at a congress in 2009. Regulatory submissions remain on track for the end of 2009.

Vaccines and Diagnostics

Menveo (MenACWY-CRM) was submitted in August for US approval and in October for EU approval as a new vaccine to protect against four common types of meningococcal meningitis known as A, C, W-135 and Y for this often-fatal bacterial infection. The first submission was made for ages 11-55. The Phase III program for use of this vaccine from age two months to 10 years is ongoing, and it will be expanded by 1,500 additional infants following recent discussions with the FDA. As a result of this new requirement, the US submission of Menveo for use in infants is now expected in 2011.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “proposed,” “expected,” “strategic,” “anticipates,” “to achieve,” “set,” “optional,” “can,” “potential,” “priority review,” “future,” “likely,” “goals,” “pipeline,” “expectations,” “proposal,” “will,” “if approved,” “outlook,” “expects,” “suggest,” planned,” “potentially,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,700 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

February 24, 2009	Annual General Meeting (Basel)
April 23, 2009	First quarter 2009 results
July 16, 2009	Second quarter and first half 2009 results
October 22, 2009	Third quarter and first nine months 2009 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (audited)

Full year

	2008	2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	41 459	38 072	3 387	9
Other revenues	1 125	875	250	29
Cost of Goods Sold	–11 439	–11 032	–407	4
Of which amortization and impairments of product and patent rights and trademarks	–998	–1 329	331	–25
Gross profit	31 145	27 915	3 230	12
Marketing & Sales	–11 852	–11 126	–726	7
Research & Development	–7 217	–6 430	–787	12
General & Administration	–2 245	–2 133	–112	5
Other Income & Expense, net	–867	–1 445	578	–40
Operating income from continuing operations(1)	8 964	6 781	2 183	32
Income from associated companies	441	412	29	7
Financial income	384	531	–147	–28
Interest expense	–290	–237	–53	22
Income before taxes from continuing operations	9 499	7 487	2 012	27
Taxes	–1 336	–947	–389	41
Net income from continuing operations(1)	8 163	6 540	1 623	25
Net income from discontinued Consumer Health operations	70	5 428	–5 358
Total net income(1)	8 233	11 968	–3 735	–31
Attributable to:
Shareholders of Novartis AG	8 195	11 946	–3 751	–31
Minority interests	38	22	16	73
Average number of shares outstanding – Basic (million)	2 265.5	2 317.5	–52	–2
Basic earnings per share (USD)(2)
– Continuing operations	3.59	2.81	0.78	28
– Discontinued operations	0.03	2.34	–2.31	–99
– Total	3.62	5.15	–1.53	–30
Average number of shares outstanding – Diluted (million)	2 284.2	2 328.9	–44.7	–2
Diluted earnings per share (USD)(2)
– Continuing operations	3.56	2.80	0.76	27
– Discontinued operations	0.03	2.33	–2.30	–99
– Total	3.59	5.13	–1.54	–30

(1) Operating and net income in 2007 include exceptional charges of USD 1 034 million (USD 788 million after tax) for Corporate environmental provision increase (Q3: USD 590 million) and Forward restructuring (Q4: USD 444 million). Q4 2007 results only include the Forward restructuring charge (USD 325 million after tax).

(2) Earnings per share (EPS) is calculated on the amount of net income attributable to equity holders of Novartis AG

Consolidated income statements

Fourth quarter (unaudited)

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	10 077	9 931	146	1
Other revenues	271	240	31	13
Cost of Goods Sold	–2 834	–3 013	179	–6
Of which amortization and impairments of product and patent rights and trademarks	–228	–250	22	–9
Gross profit	7 514	7 158	356	5
Marketing & Sales	–3 054	–3 045	–9	0
Research & Development	– 1 834	–1 847	13	–1
General & Administration	–629	–634	5	–1
Other Income & Expense, net	–317	–735	418	–57
Operating income from continuing operations(1)	1 680	897	783	87
Income from associated companies	97	104	–7	–7
Financial income	58	245	–187	–76
Interest expense	–76	–61	–15	25
Income before taxes from continuing operations	1 759	1 185	574	48
Taxes	–252	–254	2	–1
Net income from continuing operations(1)	1 507	931	576	62
Net income from discontinued Consumer Health operations	42	–18	60
Total net income(1)	1 549	913	636	70
Attributable to:
Shareholders of Novartis AG	1 539	904	635	70
Minority interests	10	9	1	11
Average number of shares outstanding – Basic (million)	2 264.9	2 278.0	–13.1	–1
Basic earnings per share (USD)(2)
– Continuing operations	0.66	0.41	0.25	61
– Discontinued operations	0.02	–0.01	0.03
– Total	0.68	0.40	0.28	70
Average number of shares outstanding – Diluted (million)	2 282.6	2 287.2	–4.6	0
Diluted earnings per share (USD)(2)
– Continuing operations	0.66	0.41	0.25	61
– Discontinued operations	0.01	–0.01	0.02
– Total	0.67	0.40	0.27	68

(1) Operating and net income in the 2007 fourth quarter include a USD 444 million (USD 325 million after tax) restructuring charge for the Forward initiative (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million)

(2) Earnings per share (EPS) is calculated on the amount of net income attributable to equity holders of Novartis AG

Consolidated statement of recognized income and expense

Full year (audited)

	2008	2007	Change
	USD m	USD m	USD m
Net income from continuing operations	8 163	6 540	1 623
Fair value adjustments on financial instruments	–510	1	–511
Actuarial losses/gains from defined benefit plans, net	–2 140	450	–2 590
Novartis share of equity recognized by associated companies	–201	150	–351
Revaluation of initial minority interests in Speedel (2008) and Chiron (2007)	38	55	–17
Translation effects	–1 122	2 188	–3 310
Amounts related to discontinued operations	70	5 446	–5 376
Recognized income and expense	4 298	14 830	–10 532

Fourth quarter (unaudited)

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	1 507	931	576
Fair value adjustments on financial instruments	–212	–10	–202
Actuarial losses from defined benefit plans, net	–1 192	–591	–601
Novartis share of equity recognized by associated companies	–12	37	–49
Revaluation of initial minority interest in Speedel	2		2
Translation effects	–542	776	–1 318
Amounts related to discontinued operations	42	–18	60
Recognized income and expense	–407	1 125	–1 532

Condensed consolidated balance sheets (audited)

	Dec 31, 2008	Dec 31, 2007	Change
	USD m	USD m	USD m

Assets

Non-current assets
Property, plant & equipment	13 100	12 633	467
Goodwill	11 285	11 110	175
Other intangible assets	9 534	10 139	–605
Financial and other non-current assets	23 499	14 140	9 359
Total non-current assets	57 418	48 022	9 396
Current assets
Inventories	5 792	5 455	337
Trade receivables	7 026	6 648	378
Other current assets	1 946	2 126	–180
Cash, short-term deposits and marketable securities	6 117	13 201	–7 084
Total current assets	20 881	27 430	–6 549
Total assets	78 299	75 452	2 847

Equity and liabilities

Total equity	50 437	49 396	1 041
Non-current liabilities
Financial debts	2 178	677	1 501
Other non-current liabilities	9 180	8 738	442
Total non-current liabilities	11 358	9 415	1 943
Current liabilities
Trade payables	3 395	3 018	377
Financial debts and derivatives	5 186	5 117	69
Other current liabilities	7 923	8 506	–583
Total current liabilities	16 504	16 641	–137
Total liabilities	27 862	26 056	1 806
Total equity and liabilities	78 299	75 452	2 847

Condensed consolidated changes in equity

Full year (audited)

	2008	2007	Change
	USD m	USD m	USD m
Consolidated equity at January 1	49 396	41 294	8 102
Recognized income and expense	4 298	14 830	–10 532
Purchase of treasury shares, net	–430	–4 687	4 257
Equity-based compensation	565	597	–32
Dividends	–3 345	–2 598	–747
Changes in minority interests	–47	–40	–7
Consolidated equity at December 31	50 437	49 396	1 041

Fourth quarter (unaudited)

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m
Consolidated equity at October 1	50 737	49 493	1 244
Recognized income and expense	–407	1 125	–1 532
Purchase of treasury shares, net	–24	–1 377	1 353
Equity-based compensation	145	167	–22
Changes in minority interests	–14	–12	–2
Consolidated equity at December 31	50 437	49 396	1 041

Condensed consolidated cash flow statements

Full year (audited)

	2008	2007	Change
	USD m	USD m	USD m
Net income from continuing operations	8 163	6 540	1 623
Reversal of non-cash items
Taxes	1 336	947	389
Depreciation, amortization and impairments	2 760	2 936	–176
Change in provisions and other non-current liabilities	562	1 365	–803
Net financial income	–94	–294	200
Other	–50	–97	47
Net income adjusted for non-cash items	12 677	11 397	1 280
Interest and other financial receipts	659	539	120
Interest and other financial payments	–268	–255	–13
Taxes paid	–1 939	–1 581	–358
Cash flow before working capital changes	11 129	10 100	1 029
Payments out of provisions and other net cash movements in non-current liabilities	–730	–355	–375
Change in net current assets and other operating cash flow items	–630	–535	–95
Cash flow from operating activities from continuing operations	9 769	9 210	559
Investments in property, plant & equipment	–2 106	–2 549	443
Acquisitions of subsidiaries	–1 079	–52	–1 027
Increase in investments in associated companies, financial assets, marketable securities and intangible assets	–7 182	–3 643	–3 539
Cash flow from investing activities from continuing operations	–10 367	–6 244	–4 123
Change in current and non-current financial debts	1 295	–2 159	3 454
Dividends paid to shareholders of Novartis AG	–3 345	–2 598	–747
Treasury share transactions	–473	–4 599	4 126
Other financing cash flows	–50	38	–88
Cash flow from financing activities from continuing operations	–2 573	–9 318	6 745
Cash flow from discontinued operations	–105	7 595	–7 700
Translation effect on cash and cash equivalents	–46	298	–344
Net change in cash and cash equivalents for discontinued operations		4	–4
Change in cash and cash equivalents from continuing operations	–3 322	1 545	–4 867
Cash and cash equivalents at January 1 from continuing operations	5 360	3 815	1 545
Cash and cash equivalents at December 31 from continuing operations	2 038	5 360	–3 322

Condensed consolidated cash flow statements

Fourth quarter (unaudited)

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	1 507	931	576
Reversal of non-cash items
Taxes	252	254	–2
Depreciation, amortization and impairments	641	863	–222
Change in provisions and other non-current liabilities	142	393	–251
Net financial income	18	–184	202
Other	–48	4	–52
Net income adjusted for non-cash items	2 512	2 261	251
Interest and other financial receipts	51	138	–87
Interest and other financial payments	317	–131	448
Taxes paid	–369	37	–406
Cash flow before working capital changes	2 511	2 305	206
Payments out of provisions and other net cash movements in non-current liabilities	–249	–127	–122
Change in net current assets and other operating cash flow items	942	785	157
Cash flow from operating activities from continuing operations	3 204	2 963	241
Investments in property, plant & equipment	–661	–754	93
Acquisitions of subsidiaries	–388		–388
Increase in investments in associated companies, financial assets, marketable securities and intangible assets	–680	–927	247
Cash flow from investing activities from continuing operations	–1 729	–1 681	–48
Change in current and non-current financial debts	–3 745	–1 493	–2 252
Treasury share transactions	10	–1 500	1 510
Other financing cash flows	–13	–163	150
Cash flow from financing activities from continuing operations	–3 748	–3 156	–592
Cash flow from discontinued operations	–26	–381	355
Translation effect on cash and cash equivalents	–112	201	–313
Change in cash and cash equivalents from continuing operations	–2 411	–2 054	–357
Cash and cash equivalents at October 1 from continuing operations	4 449	7 414	–2 965
Cash and cash equivalents at December 31 from continuing operations	2 038	5 360	–3 322

Consolidated income statements – Full year – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	26 331	24 025	1 759	1 452	7 557	7 169	5 812	5 426			41 459	38 072		1 728	41 459	39 800
Sales to other Divisions	198	181	20	24	270	242	53	37	–541	–484
Sales of Divisions	26 529	24 206	1 779	1 476	7 827	7 411	5 865	5 463	–541	–484	41 459	38 072		1 728	41 459	39 800
Other revenues	620	426	414	392	25	21	66	36			1 125	875		7	1 125	882
Cost of Goods Sold	–4 481	–4 480	–1 270	–1 077	–4 119	–4 068	–2 071	–1 894	502	487	–11 439	–11 032		–903	–11 439	–11 935
Of which amortization and impairments of product and patent rights and trademarks	–353	–683	–286	–280	–283	–288	–76	–78			–998	–1 329			–998	–1 329
Gross profit	22 668	20 152	923	791	3 733	3 364	3 860	3 605	–39	3	31 145	27 915		832	31 145	28 747
Marketing & Sales	–8 109	–7 687	–247	–227	–1 413	–1 236	–2 083	–1 976			–11 852	–11 126		–399	–11 852	–11 525
Research & Development	–5 716	–5 088	–360	–295	–667	–563	–313	–301	–161	–183	–7 217	–6 430		–26	–7 217	–6 456
General & Administration	–843	–798	–177	–160	–408	–351	–383	–375	–434	–449	–2 245	–2 133		–77	–2 245	–2 210
Other Income & Expense	–421	–493	–61	–37	–161	–175	–33	–141	–191	–599	–867	–1 445	70	5 822	–797	4 377
Of which amortization and impairments of capitalized intangible assets included in function costs	–381	–174	–33	–15	–24	–37	–1	–15	–2	–3	–441	–244		–6	–441	–250
Operating income	7 579	6 086	78	72	1 084	1 039	1 048	812	–825	–1 228	8 964	6 781	70	6 152	9 034	12 933
Income from associated companies											441	412			441	412
Financial income											384	531			384	531
Interest expense											–290	–237			–290	–237
Income before taxes											9 499	7 487	70	6 152	9 569	13 639
Taxes											–1 336	–947		–724	–1 336	–1 671
Net income											8 163	6 540	70	5 428	8 233	11 968

Additions to: – Property, plant and equipment(1)	1 115	1 436	435	287	422	627	160	209	77	98	2 209	2 657		32	2 209	2 689
– Goodwill and other intangible assets(1)	98	352	42	211	21	41	22	12	5	5	188	621		83	188	704

(1)	Excluding impact of business acquisitions

Consolidated income statements – Fourth quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	6 430	6 152	491	398	1 804	1 971	1 352	1 410			10 077	9 931			10 077	9 931
Sales to other Divisions	39	44	11	6	62	64	12	8	–124	–122
Sales of Divisions	6 469	6 196	502	404	1 866	2 035	1 364	1 418	–124	–122	10 077	9 931			10 077	9 931
Other revenues	160	132	86	91	8	6	17	11			271	240			271	240
Cost of Goods Sold	– 1 064	–1 144	–347	–361	–1 026	–1 114	–484	–516	87	122	–2 834	–3 013			–2 834	–3 013
Of which amortization and impairments of product and patent rights and trademarks	–76	–92	–70	–73	–64	–65	–18	–20			–228	–250			–228	–250
Gross profit	5 565	5 184	241	134	848	927	897	913	–37	0	7 514	7 158			7 514	7 158
Marketing & Sales	–2 141	–2 078	–47	–85	–345	–362	–521	–520			–3 054	–3 045			–3 054	–3 045
Research & Development	–1 479	–1 439	–91	–105	–163	–167	–80	–86	–21	–50	–1 834	–1 847			–1 834	–1 847
General & Administration	–248	–248	–66	–39	–98	–99	–105	–109	–112	–139	–629	–634			–629	–634
Other Income & Expense	–135	–494	–11	–12	–42	–49	–1	–113	–128	–67	–317	–735	12	–28	–305	–763
Of which amortization and impairments of capitalized intangible assets included in function costs	–52	–111	–9	–7	–3	–9		–6			–64	–133			–64	–133
Operating income	1 562	925	26	–107	200	250	190	85	–298	–256	1 680	897	12	–28	1 692	869
Income from associated companies											97	104			97	104
Financial income											58	245			58	245
Interest expense											–76	–61			–76	–61
Income before taxes											1 759	1 185	12	–28	1 771	1 157
Taxes											–252	–254	30	10	–222	–244
Net income											1 507	931	42	–18	1 549	913

Additions to: – Property, plant and equipment(1)	374	377	136	121	91	233	67	63	28	50	696	844			696	844
– Goodwill and other intangible assets(1)	25	41	39	3	4	7	4	10	3	1	75	62			75	62

(1) Excluding impact of business acquisitions

Notes to the Condensed Consolidated Financial Information for 2008

1. Basis of preparation

These condensed consolidated financial statements for the three-month quarterly and the 12-month periods ended December 31, 2008, were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and accounting policies set out in the 2008 Annual Report published on January 28, 2009.

2. Selected critical accounting policies

The principal accounting policies of Novartis are set out in note 1 to the consolidated financial statements in the 2008 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 9 and 10 of the 2008 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 9 and 10 of the 2008 Annual Report, other intangible assets and investments in associated companies are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Significant transactions, business combinations and divestments

The following acquisitions, divestments, business combinations and other significant transactions occurred during 2008 and 2007:

2008

Corporate – Issuance of Swiss franc bonds

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately USD 1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Corporate – Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. The potential total value of the two steps is up to approximately USD 39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement. However, the investment reflects a price of USD 140.68 per share. The transaction price of USD 143.18 was determined by using Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. This price was later reduced by approximately USD 2.50 per share to account for the dividend paid by

Alcon in May 2008. Novartis has paid for this stake from internal cash reserves and external short-term financing.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or up to approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

The Group has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore exempt from recognition under IAS 39.

The purchase price allocation of the USD 10.4 billion paid for the 24.8% stake consisted of the Group’s share of Alcon’s reported net assets (USD 1.1 billion), additionally appraised tangible and intangible assets (USD 5.1 billion) and implicit goodwill (USD 4.2 billion). Since the July 7 acquisition date, the investment has contributed a loss of USD 11 million to the 2008 consolidated income statement.

As a result of the 37% decline in Alcon’s share price at the end of 2008 to USD 89.19 from the price paid for the initial 24.8% stake, Novartis performed an impairment test on the investment’s carrying value. This test assessed the “value in use” to Novartis of this strategic investment by valuing estimated discounted cash flows and future dividend streams from Alcon against the “fair value less costs to sell” of this stake, as measured by the closing price on December 31, 2008, on the NYSE for the 23% publicly traded Alcon shares.

Since the higher of the estimated “value in use” and the “fair value less costs to sell” exceeded the carrying value of USD 140.68 per share, no impairment charge was recorded.  Key assumptions and sensitivity analysis information are provided in note 10 to the Group’s consolidated financial statements in the 2008 Annual Report.

If Alcon’s year-end closing price had been the only measure used for the impairment test, the value of this investment would have been USD 6.6 billion, or approximately USD 3.8 billion below the year-end carrying value on the Novartis consolidated balance sheet. If this amount had been used as an impairment charge, the Group’s reported net income in 2008 of USD 8.2 billion would have been reduced by approximately USD 3.5 billion to USD 4.7 billion.

Pharmaceuticals – Speedel

On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer under the same conditions. Following these actions, and in addition to the previously held 9.5% stake, Novartis now holds more than 99.8% of Speedel’s outstanding shares. This process, including the delisting of Speedel’s shares on the SIX Swiss Exchange, is expected to be completed in early 2009. The acquisition price for the 90.3% interest not previously held is approximately CHF 939 million (USD 888 million) excluding USD 26 million of cash held by Speedel as of the July acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel’s identified net assets were USD 472 million and produced goodwill of USD 493 million. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by USD 38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s 2008 consolidated income and operating cash flow statements.

Pharmaceuticals – Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total USD 102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to USD 300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to USD 72 million and produced goodwill of USD 30 million. The consolidation of Protez resulted in immaterial amounts being included in the Group’s 2008 consolidated income and operating cash flow statements.

Pharmaceuticals – Nektar pulmonary business

On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.’s pulmonary business unit for USD 115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill.

2007

Consumer Health – Gerber Business Unit

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for approximately USD 5.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of approximately USD 4.0 billion and an after-tax gain of USD 3.6 billion.

Consumer Health – Medical Nutrition Business Unit

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of USD 1.8 billion and an after-tax gain of USD 1.6 billion.

Gerber and Medical Nutrition are reported as discontinued operations in all periods in the Group’s consolidated financial statements. These businesses in total had 2007 net sales of USD 1.7 billion and operating income of USD 311 million before their respective divestment.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. In accordance with the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets and also acquired an additional 4.8 million shares for USD 176 million (EUR 124 million) that increased the Novartis holding in Intercell to 15.9%. The equity investment is accounted for as an available-for-sale marketable security within the financial assets of the division.

Pharmaceuticals – Betaseron®

On September 14, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of USD 200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving rights to market a Novartis-branded version of Betaseron® called Extavia starting in 2009 in the EU and later in the US following anticipated approval. As a result of the clarification of the intangible product rights, a reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets in 2007 relating to the Chiron 2006 acquisition.

4. Principal currency translation rates

Full year

	Average rates 2008 USD	Average rates 2007 USD	Period-end rates Dec 31, 2008 USD	Period-end rates Dec 31, 2007 USD
1 CHF	0.925	0.834	0.948	0.881
1 EUR	1.470	1.371	1.411	1.465
1 GBP	1.853	2.002	1.450	1.996
100 JPY	0.970	0.850	1.107	0.884

Fourth quarter

	Average rates Q4 2008 USD	Average rates Q4 2007 USD	Period-end rates Dec 31, 2008 USD	Period-end rates Dec 31, 2007 USD
1 CHF	0.862	0.874	0.948	0.881
1 EUR	1.314	1.450	1.411	1.465
1 GBP	1.571	2.046	1.450	1.996
100 JPY	1.042	0.885	1.107	0.884

5. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance.

Litigation is inherently unpredictable and large verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 19 in the Group’s consolidated financial statements in the 2008 Annual Report for a summary of major legal proceedings. The following non-exhaustive list relating to some cases reported in the 2008 Annual Report and includes information as of the 2008 fourth quarter:

Governmental investigations

The US Attorney’s Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary in 2005. Novartis is cooperating with parallel civil and criminal investigations of the US Attorney’s Office into allegations of potential off-label promotion of Trileptal. Settlement discussions covering both civil and criminal investigations have commenced.  However, at this time, given the nature of the discussions to date, Novartis is unable to assess with any reasonable certainty the likely outcome of these discussions.

Zometa/Aredia litigation

Novartis subsidiaries are defendants in approximately 570 cases brought in US courts. Plaintiffs claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia. All purported class actions have been dismissed. Discovery is continuing in these cases.

Contact lenses patent litigation

Johnson & Johnson filed suits seeking declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents. The trial on the Johnson & Johnson Oasys® product in the US is scheduled to begin in March 2009. Novartis has also filed infringement suits based on these patent rights in the United Kingdom, the Netherlands, Germany, France, Italy and Ireland. A hearing regarding the validity and infringement of the patent was held in the Netherlands on June 13, 2008, and in France on November 24, 2008. Court decisions are expected in the Netherlands and in France in the first quarter of 2009.

Femara patent litigation

A generic company challenged the validity and enforceability of the basic compound patent for Femara, which expires in 2011 in the US. This litigation has been settled.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a State Court in California and in a Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the Court found the sales representatives are not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. This judgment is subject to appeal.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. We have made motions to dismiss the complaint or for summary judgment in other cases. A Novartis subsidiary was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed compensatory damages in the amount of USD 33 million. No punitive damages were awarded. The Novartis subsidiary has appealed the verdict. Trial is set to commence against another Novartis subsidiary in Alabama in February 2009.

Chiron/Fluvirin

The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron’s inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class-action lawsuits alleging breaches of securities laws and shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. On January 6, 2009, the US District Court for the Northern District of California issued an order approving the settlement. The decision is subject to appeal.

Supplementary information

Non-IFRS disclosures

Net debt/liquidity and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt/liquidity is presented as additional information since management believes it is a useful indicator of the

Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information since management believes it is a useful indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s Divisions and Business Units. Free cash flow of the Divisions and Business Units uses the same definition as for the Group. However, no dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include payments made to increase investments in associated companies nor acquisitions of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS).

Condensed consolidated change in liquidity (unaudited)

Full year

	2008	2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	–3 322	1 545	–4 867
Change in marketable securities, financial debt and financial derivatives	–5 332	5 206	–10 538
Change in net liquidity	–8 654	6 751	–15 405
Net liquidity at January 1	7 407	656	6 751
Net debt/liquidity at December 31	–1 247	7 407	–8 654

Fourth quarter

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	–2 411	–2 054	–357
Change in marketable securities, financial debt and financial derivatives	3 831	2 172	1 659
Change in net liquidity	1 420	118	1 302
Net debt/liquidity at October 1	–2 667	7 289	–9 956
Net debt/liquidity at December 31	–1 247	7 407	–8 654

Free cash flow(1) (unaudited)

Full year

	2008	2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	9 769	9 210	559
Purchase of property, plant & equipment	–2 106	–2 549	443
Purchase of intangible and financial assets	–346	–895	549
Sale of property, plant & equipment, intangible and financial assets	329	593	–264
Dividends	–3 345	–2 598	–747
Free cash flow from continuing operations	4 301	3 761	540
Free cash flow from discontinued operations	–237	–314	77
Free cash flow	4 064	3 447	617

Fourth quarter

	Q4 2008	Q4 2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	3 204	2 963	241
Purchase of property, plant & equipment	–661	–754	93
Purchase of intangible and financial assets	–70	–211	141
Sale of property, plant & equipment, intangible and financial assets	85	34	51
Free cash flow from continuing operations	2 558	2 032	526
Free cash flow from discontinued operations	–20	–367	347
Free cash flow	2 538	1 665	873

(1) The definition of free cash flow used by Novartis does not include payments made to increase investments in associated companies nor acquisitions of subsidiaries.

Share information

	December 31, 2008	December 31, 2007
Number of shares outstanding (million)	2 264.9	2 264.5
Registered share price (CHF)	52.70	62.10
ADS price (USD)	49.76	54.31
Market capitalization (USD billion)	113.2	123.9
Market capitalization (CHF billion)	119.4	140.6

Impact of intangible asset charges and significant exceptional items – Full year (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	7 579	6 086	78	72	1 084	1 039	1 048	812	–825	–1 228	8 964	6 781
Recurring amortization	414	411	318	295	284	293	77	89	2	3	1 095	1 091
Impairment of intangible assets	320	446	1		23	32		4			344	482
Intangible asset charges	734	857	319	295	307	325	77	93	2	3	1 439	1 573
Exceptional gains from divesting brands, subsidiaries and financial investments	–184	–171									–184	–171
Forward initiative restructuring expenses	–19	307					–4	97		40	–23	444
Other restructuring expenses	102	25			29	11					131	36
Impairment of property, plant & equipment	13				2	31			1		16	31
Impairment of financial assets	53	41				27			37	10	90	78
Environmental provision increase										590		590
Legal provisions, litigations and settlements	79		–49	–83							30	–83
Suspension of Zelnorm		80										80
Other product recall costs					28						28	0
Release of pre-launch inventory provisions	–45	–107									–45	–107
Release of US government rebate provision	–104										–104
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net	6		11	25				9			17	34
Changes in contractual terms triggering revenue recognition			–50								–50
Total significant exceptional items	–99	175	–88	–58	59	69	–4	106	38	640	–94	932
Total adjustments	635	1 032	231	237	366	394	73	199	40	643	1 345	2 505
Adjusted operating income	8 214	7 118	309	309	1 450	1 433	1 121	1 011	–785	–585	10 309	9 286
Income from associated companies											441	412
Recurring amortization related to income from associated companies, net of tax											398	118
Net financial income											94	294
Taxes (adjusted for above items)											–1 773	–1 639
Adjusted net income from continuing operations											9 469	8 471
Adjusted net income attributable to shareholders											9 431	8 449
Adjusted basic earnings per share from continuing operations											4.16	3.65

Impact of intangible asset charges and significant exceptional items – Fourth quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	1 562	925	26	–107	200	250	190	85	–298	–256	1 680	897
Recurring amortization	99	100	79	80	59	79	18	25			255	284
Impairment of intangible assets	29	103			8	–5		1			37	99
Intangible asset charges	128	203	79	80	67	74	18	26	0	0	292	383
Exceptional gains from divesting brands, subsidiaries and financial investments	–43	–5									–43	–5
Forward initiative restructuring expenses	–19	307					–1	97		40	–20	444
Other restructuring expenses	19	25			22	–2					41	23
Impairment of property, plant & equipment	7				1	11	1		–3		6	11
Impairment of financial assets	27	19				17			28	3	55	39
Legal provisions, litigations and settlements	79										79
Suspension of Zelnorm		–7										–7
Other product recall costs					28						28
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net				13								13
Changes in contractual terms triggering revenue recognition			–50								–50
Total significant exceptional items	70	339	–50	13	51	26	0	97	25	43	96	518
Total adjustments	198	542	29	93	118	100	18	123	25	43	388	901
Adjusted operating income	1 760	1 467	55	–14	318	350	208	208	–273	–213	2 068	1 798
Income from associated companies											97	104
Recurring amortization related to income from associated companies, net of tax											169	28
Net financial income											–18	184
Taxes (adjusted for above items)											–380	–492
Adjusted net income from continuing operations											1 936	1 622
Adjusted net income attributable to shareholders											1 926	1 613
Adjusted basic earnings per share from continuing operations											0.85	0.70

Supplementary tables: Full year 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	2 404	10	3 336	10	5 740	15	10
Gleevec/Glivec	Chronic myeloid leukemia	902	26	2 768	12	3 670	20	15
Zometa	Cancer complications	666	3	716	3	1 382	7	3
Femara	Breast cancer	483	18	646	17	1 129	20	17
Sandostatin	Acromegaly	431	5	692	6	1 123	9	6
Neoral/Sandimmun	Transplantation	98	–9	858	–4	956	1	–4
Lucentis	Age-related macular degeneration			886	122	886	125	122
Exelon/Exelon Patch	Alzheimer’s disease	279	32	536	20	815	29	24
Voltaren (Excl. OTC)	Inflammation/pain	5	–44	809	4	814	9	3
Lescol	Cholesterol reduction	154	–26	491	–1	645	–3	–9
Top ten products total		5 422	10	11 738	13	17 160	17	12

Exjade	Iron chelator	213	22	318	66	531	49	45
Comtan/Stalevo	Parkinson’s disease	200	12	302	17	502	20	15
Tegretol	Epilepsy	146	19	305	1	451	9	6
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	347	16	93	18	440	17	16
Exforge	Hypertension	150	329	256	274	406	294	292
Foradil	Asthma	14	–33	373	2	387	7	0
Lotrel	Hypertension	386	–48			386	–48	–48
Trileptal	Epilepsy	135	–73	197	–2	332	–52	–53
Tobi	Cystic fibrosis	194	11	101	–4	295	8	6
Myfortic	Transplantation	95	40	195	50	290	50	47
Top 20 products total		7 302	1	13 878	15	21 180	14	9
Rest of portfolio		1 314	–13	3 837	–7	5 151	–4	–9
Total Division sales(1)		8 616	–2	17 715	9	26 331	10	5

(1) Net sales for the full year 2008 include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Supplementary tables: Fourth quarter 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	609	9	810	5	1 419	5	7
Gleevec/Glivec	Chronic myeloid leukemia	248	23	642	9	890	5	12
Zometa	Cancer complications	174	4	171	5	345	1	4
Femara	Breast cancer	123	15	156	15	279	8	15
Sandostatin	Acromegaly	113	4	158	5	271	–3	4
Neoral/Sandimmun	Transplantation	20	–23	198	–5	218	–11	–7
Lucentis	Age-related macular degeneration			228	60	228	34	60
Exelon/Exelon Patch	Alzheimer’s disease	78	42	131	27	209	22	33
Voltaren (Excl. OTC)	Inflammation/pain	1	–50	189	3	190	–3	2
Lescol	Cholesterol reduction	38	–22	111		149	–9	–7
Top ten products total		1 404	10	2 794	10	4 198	4	10
Exjade	Iron chelator	62	44	83	54	145	42	51
Comtan/Stalevo	Parkinson’s disease	52	11	74	16	126	8	14
Tegretol	Epilepsy	32	10	65	–8	97	–11	–4
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	98	18	22	22	120	15	19
Exforge	Hypertension	44	159	74	164	118	131	157
Foradil	Asthma	3	–25	78	–1	81	–15	–2
Lotrel	Hypertension	90	2			90	2	2
Trileptal	Epilepsy	30	–38	43	–3	73	–26	–20
Tobi	Cystic fibrosis	55	20	21	–10	76	6	9
Myfortic	Transplantation	25	25	46	50	71	27	43
Top 20 products total		1 895	11	3 300	12	5 195	6	12
Rest of portfolio		315	11	920	4	1 235	0	5
Total Division sales		2 210	11	4 220	10	6 430	5	10

Full year – Pharmaceutical net sales by therapeutic area (unaudited)

	2008	2007	% change
	USD m	USD m	USD
Cardiovascular and Metabolism
Diovan	5 740	5 012	15
Exforge	406	103	294
Lotrel	386	748	–48
Tekturna/Rasilez	144	40	260
Galvus	43	8	NM
Total strategic franchise products	6 719	5 911	14
Mature products (including Lescol)	1 464	1 494	–2
Total Cardiovascular and Metabolism products	8 183	7 405	11

Oncology
Gleevec/Glivec	3 670	3 050	20
Zometa	1 382	1 297	7
Femara	1 129	937	20
Sandostatin	1 123	1 027	9
Exjade	531	357	49
Other	376	283	33
Total Oncology products	8 211	6 951	18

Neuroscience and Ophthalmics
Lucentis	886	393	125
Exelon/Exelon Patch	815	632	29
Comtan/Stalevo	502	420	20
Tegretol	451	413	9
Ritalin/Focalin	440	375	17
Trileptal	332	692	–52
Other	775	987	–21
Total strategic franchise products	4 201	3 912	7
Mature products	404	435	–7
Total Neuroscience and Ophthalmics products	4 605	4 347	6

Respiratory
Foradil	387	362	7
Tobi	295	273	8
Xolair	211	140	51
Other	104	87	20
Total strategic franchise products	997	862	16
Mature products	87	97	–10
Total Respiratory products	1 084	959	13

Immunology and Infectious Diseases
Neoral/Sandimmun	956	944	1
Myfortic	290	193	50
Aclasta/Reclast	254	41	NM
Elidel	152	176	–14
Other	354	257	38
Total strategic franchise products	2 006	1 611	25
Mature products	948	1 382	–31
Total Immunology and Infectious Diseases products	2 954	2 993	–1

Other additional mature products
Voltaren (excluding OTC)	814	747	9
Enablex/Emselex	201	179	12
Prexige	23	91	–75
Zelnorm/Zelmac	10	88	–89
Other	246	265	–7
Total additional mature products	1 294	1 370	–6

Total strategic franchise products	22 134	19 247	15
Total mature products	4 197	4 778	–12
Total Division net sales(1)	26 331	24 025	10

NM – Not meaningful

(1) Full-year net sales in 2008 include a one-time contribution of USD 104 million in the second quarter of 2008. These brand-specific provision reversals were made following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Fourth quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q4 2008	Q4 2007	% change
	USD m	USD m	USD
Cardiovascular and Metabolism
Diovan	1 419	1 355	5
Exforge	118	51	131
Lotrel	90	88	2
Tekturna/Rasilez	46	20	130
Galvus	17	4	NM
Total strategic franchise products	1 690	1 518	11
Mature products (including Lescol)	328	376	–13
Total Cardiovascular and Metabolism products	2 018	1 894	7

Oncology
Gleevec/Glivec	890	846	5
Zometa	345	343	1
Femara	279	258	8
Sandostatin	271	278	–3
Exjade	145	102	42
Other	101	77	31
Total Oncology products	2 031	1 904	7

Neuroscience and Ophthalmics
Lucentis	228	170	34
Exelon/Exelon Patch	209	171	22
Comtan/Stalevo	126	117	8
Ritalin/Focalin	120	104	15
Tegretol	97	109	–11
Trileptal	73	98	–26
Other	162	207	–22
Total strategic franchise products	1 015	976	4
Mature products	91	117	–22
Total Neuroscience and Ophthalmics products	1 106	1 093	1

Respiratory
Foradil	81	95	–15
Tobi	76	72	6
Xolair	55	40	38
Other	27	27	0
Total strategic franchise products	239	234	2
Mature products	21	27	–22
Total Respiratory products	260	261	0

Immunology and Infectious Diseases
Neoral/Sandimmun	218	244	–11
Aclasta/Reclast	85	31	174
Myfortic	71	56	27
Elidel	34	43	–21
Other	93	72	29
Total strategic franchise products	501	446	12
Mature products	211	226	–7
Total Immunology and Infectious Diseases products	712	672	6

Other additional mature products
Voltaren (excluding OTC)	190	195	–3
Enablex/Emselex	52	51	2
Prexige	2	10	–80
Zelnorm/Zelmac	2	5	–60
Other	57	67	–15
Total additional mature products	303	328	–8

Total strategic franchise products	5 476	5 078	8
Total mature products	954	1 074	–11
Total Division net sales	6 430	6 152	5

NM – Not meaningful

Net sales by region (unaudited)

Full year

			% change
	2008	2007		local	2008	2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	8 616	8 748	–2	–2	33	36
Rest of world	17 715	15 277	16	9	67	64
Total	26 331	24 025	10	5	100	100

Vaccines and Diagnostics
US	765	602	27	30	43	41
Rest of world	994	850	17	12	57	59
Total	1 759	1 452	21	20	100	100

Sandoz
US	1 766	1 959	–10	–10	23	27
Rest of world	5 791	5 210	11	5	77	73
Total	7 557	7 169	5	1	100	100

Consumer Health continuing operations
US	1 714	1 765	–3	–3	29	33
Rest of world	4 098	3 661	12	7	71	67
Total	5 812	5 426	7	4	100	100

Group continuing operations
US	12 861	13 074	–2	–2	31	34
Rest of world	28 598	24 998	14	8	69	66
Total	41 459	38 072	9	5	100	100

Net sales by region (unaudited)

Fourth quarter

		Q4	% change			Q4
	Q4 2008	2007		local	Q4 2008	2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	2 210	1 987	11	11	34	32
Rest of world	4 220	4 165	1	10	66	68
Total	6 430	6 152	5	10	100	100

Vaccines and Diagnostics
US	181	154	18	23	37	39
Rest of world	310	244	27	40	63	61
Total	491	398	23	33	100	100

Sandoz
US	439	502	–13	–12	24	25
Rest of world	1 365	1 469	–7	5	76	75
Total	1 804	1 971	–8	0	100	100

Consumer Health continuing operations
US	434	430	1	1	32	30
Rest of world	918	980	–6	5	68	70
Total	1 352	1 410	–4	4	100	100

Group continuing operations
US	3 264	3 073	6	7	32	31
Rest of world	6 813	6 858	–1	9	68	69
Total	10 077	9 931	1	8	100	100

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q4 2008	Q3 2008	Change
	USD m	USD m	USD m	%
Net sales	10 077	10 747	–670	–6
Operating income	1 680	2 335	–655	–28
Financial income	58	93	–35	–38
Interest expense	–76	–96	20	–21
Taxes	–252	–338	86	–25
Net income	1 507	2 082	–575	–28

Net sales by region

	Q4 2008	Q3 2008	Change
	USD m	USD m	USD m	%
US	3 264	3 424	–160	–5
Europe	4 154	4 632	–478	–10
Rest of world	2 659	2 691	–32	–1
Total	10 077	10 747	–670	–6

Net sales by Division

	Q4 2008	Q3 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	6 430	6 709	–279	–4
Vaccines and Diagnostics	491	666	–175	–26
Sandoz	1 804	1 899	–95	–5
Consumer Health continuing operations	1 352	1 473	–121	–8
Total	10 077	10 747	–670	–6

Operating income by Division

	Q4 2008	Q3 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	1 562	1 743	–181	–10
Vaccines and Diagnostics	26	180	–154	–86
Sandoz	200	293	–93	–32
Consumer Health continuing operations	190	292	–102	–35
Corporate Income & Expense, net	–298	–173	–125	72
Operating income from continuing operations	1 680	2 335	–655	–28
Discontinued Consumer Health operations	12	28	–16	–57
Total	1 692	2 363	–671	–28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 28, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting